UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
MTI Technology Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

17595 Cartwright Road

Address of Principal Executive Office (Street and Number)
Irvine, California 92614

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On February 13, 2007, MTI Technology Corporation (the “Company”) issued a press release to report its financial results for the quarterly period ended December 30, 2006, a copy of which was furnished with the Company’s Form 8-K, dated February 13, 2007. Due to the recent hiring of the Company’s new corporate controller, the registrant was unable to timely file its Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2006, without unreasonable effort and expense. The Company expects to file the Form 10-Q within the five-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Poteracki	(949)	251-1101
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see Exhibit 1 attached hereto.

MTI Technology Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2007	By	/s/ Scott J. Poteracki

Scott J. Poteracki
Chief Financial Officer

MTI Technology Corporation
Exhibit 1 to Form 12b-25
Effective July 2, 2006, the Company completed an acquisition of certain assets and liabilities of Collective Technologies, LLC (“Collective”). The results of Collective’s operations have been included in the Company’s consolidated financial statements since that date.
The Company expects its results of operations for the quarterly period ended December 30, 2006, to be consistent with the anticipated results of operations set forth in the Company’s press release, issued on February 13, 2007, regarding its results for such period. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Form 8-K dated February 13, 2007, and is incorporated herein by reference.